Eric Plam

From:	Eric Plam
Sent:	Monday, December 13, 2021 11:11 PM
To:	luismadrigal007@gmail.com
Subject:	your feedback on Uptip please

Hi Luis,

It's been a long time since we partnered on getting Skyroam into Uber! Hope you're doing well. I was just going through my LinkedIn contacts to see who are angel investors. Are you actively investing in startups?

The company I co-founded, Uptip, is aimed at helping service workers to get tips via a smartphone based platform. Also provides a 5 star rating system so that workers can build resumes and take control of their careers. I'd appreciate if you would have a look at our campaign page (link below) and provide me with feedback. You can also invest, if you'd like to join us!

And let me know what you're up to! Is Cookies a good place to work?

Best regards,

Eric Plam
CEO at Uptip

Mobile 415-425-5100
Email eric@uptip.co
Web www.uptip.co

We're growing! Check out our funding campaign: https://wefunder.com/uptip
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